DLA Piper LLP (US)
2525 East Camelback Road,
Suite 1000
Phoenix, Arizona 85016-4232
www.dlapiper.com

Steven D. Pidgeon
Steven.Pidgeon@dlapiper.com
T 480.606.5124
F 480.606.5524

April 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Gordon
Kevin Woody
Alex King
Jennifer Angelini

Re:	Roth CH Acquisition IV Co Amendment No. 1 to Registration Statement on Form S-4 Filed February 14, 2023 File No. 333-269095

Ladies and Gentlemen:

On behalf of our client, Roth CH Acquisition IV Co. (“ROCG” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated February 28, 2023 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 2 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Form S-4/A filed February 14, 2023

General

1.	We note your response to prior comment one, but disagree that Tigo Energy, Inc. ("Tigo") is not a "covered person" under Rule 14e-5. Accordingly, please provide your analysis on how the agreement for Tigo to purchase common stock and private placement units would comply with Rule 14e-5.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we have referenced Rule 14e-5, including the definition of “Covered Person” under subsection (c)(3) thereof, and do not consider Tigo to be among the parties listed, including: (i) the offeror and its affiliates; (ii) the offeror's dealer-manager and its affiliates; (iii) any advisor to any of the persons specified in paragraph (c)(3)(i) and (ii) of such section, whose compensation is dependent on the completion of the offer; or (iv) any person acting, directly or indirectly, in concert with any of the persons specified in such paragraph (c)(3) in connection with any purchase or arrangement to purchase any subject securities or any related securities, as Tigo is an unaffiliated entity from ROCG, that is the target entity of an acquisition by ROCG, is not acting as a dealer-manager or advisor to ROCG and is negotiating a transaction opposite of, rather than in concert with, ROCG and its affiliates.

We further advise the Staff that the transaction, though we maintain is not subject to Rule 14e-5, has complied with the conditions of Question 166.01 under the Compliance and Disclosure Interpretations applicable to Tender Offer Rules and Schedules which it is able as restated and detailed below:

•	“the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the SPAC sponsor or its affiliates will purchase the SPAC securities outside the redemption process, along with the purpose of such purchases;”

○	We respectfully direct the staff to the disclosure throughout the Amended Registration Statement, including pages xvii, 2, 8, 14, 63, 81, 203, 227, and 259-263, as well as the terms of the sale and purchase agreement included as Exhibit 10.12 to the Amended Registration Statement regarding Tigo’s agreement to purchase the common stock and private placement units. As discussed beginning on page 188 of the Amended Registration Statement in the section entitled “Background of the Business Combination” this transaction has been contemplated as a part of the economics and anticipated dilution to the Combined Company stockholders of the Business Combination beginning with the letter of intent dated November 1, 2022.

•	“the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;”

○	We respectfully direct the Staff to the disclosure on pages xvii, 8, 14, 63, 203, and 227 as well as the terms of the sale and purchase agreement included as Exhibit 10.12 to the Amended Registration Statement stating the sale price of the 1,645,000 shares of common stock and 424,000 private placement units will be $2.3 million, resulting in a per share and private placement unit price of $10.00, which is below the anticipated $10.38 per share redemption price as disclosed on pages 29 and 82 of the Amended Registration Statement.

•	“the Securities Act registration statement or proxy statement filed for the business combination transaction includes a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;”

○	We respectfully advise the staff that the shares of ROCG common stock subject to the transaction would be voted prior to the transaction (which closes immediately prior to the effective time of the Business Combination) and that the purchaser, Tigo, would not, pursuant to the terms of the sale and purchase agreement, be eligible to vote such shares in favor of the Business Combination.

•	“the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights;”

○	We respectfully advise the Staff that the shares of common stock and private placement units are not “Public Shares” pursuant to ROCG’s Existing Charter (as defined in the Registration Statement) and are therefore not subject to redemption rights. We further advise the Staff that the Sponsors have each agreed to waive their rights to redeem any shares of ROCG common stock or other equity interests of ROCG pursuant to section 5 of the sponsor support agreement, included as Exhibit 10.9 to the Amended Registration Statement and that the transaction contemplated by the sale and purchase agreement will be consummated following the redemption period preventing Tigo from exercising any redemption rights which would be available.

•	the SPAC discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

○	the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price;

•	We respectfully direct the Staff to the Form 8-K filed by ROCG on December 6, 2022 (the “2022 8-K”), which discloses the terms of the sale and purchase agreement, among other ancillary documents to the Agreement and Plan of Merger governing the terms of the Business Combination (the “Merger Agreement”), discloses the amount of ROCG securities to be purchased by Tigo outside any redemption offer, and includes the agreement as Exhibit 10.5 thereto.

○	the purpose of the purchases by the SPAC sponsor or its affiliates;

•	We respectfully direct the Staff to the 2022 8-K which discusses the terms of the transaction as a part of the economics and anticipated dilution to stockholders of the Combined Company.

○	the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

•	We respectfully advise the Staff that we do not believe the purchase by Tigo would impact the likelihood that the Business Combination would be approved due to the timing of the transaction being well after the record date for the vote to approve the Business Combination and that Tigo, as the purchaser, would not be able to vote such shares either in favor of, or against the Business Combination

○	the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and

•	We respectfully direct the Staff to the 2022 8-K which identifies all selling holders as Sponsors, as well as the disclosure on pages 259-263 of the Amended Registration Statement, which further details the identities of the holders of ROCG common stock and private placement units to be sold to Tigo pursuant to the sale and purchase agreement.

○	the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer.

•	We respectfully advise the Staff that the Company will file a Form 8-K following the Special Meeting (as defined in the Amended Registration Statement), which will set forth the results of the stockholder votes as well as the number of shares of ROCG common stock for which the Company receives redemption requests pursuant to its redemption offer.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that no Sponsor is, is controlled by, or has substantial ties with a non-U.S. person and we have updated the disclosure on pages 206 of the Amended Registration Statement to reflect that the Business Combination is not subject to review by the Committee on Foreign Investment in the United States or similar regulatory approval.

3.	We note the use of the term "fully diluted" throughout the registration statement, although the information presented does not reflect conversion of the convertible note or exercise of certain warrants. Please revise the term appropriately, or alternatively revise the information to reflect full dilution.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement to reflect full dilution in response to the Staff’s comment.

Risk Factors

There are risks to our public shareholders who are not affiliates of the Sponsors..., page 71

4.	We note your response to prior comment 41 and re-issue it in part. Please revise your risk factor disclosure to include a cross-reference to the discussion of the various interests disclosed on pages 136-40, 220-22, and 288-92.

Company Response: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that we have updated the disclosure on page 67 of the Amended Registration Statement to reflect the requested disclosure.

Management of ROCG

Executive Compensation, page 134

5.	We note your response to prior comment 33. Please further revise your disclosure to include compensation information for your directors, in addition to your executive officers.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we have revised the disclosure on page 124 of the Amended Registration Statement to reflect the requested disclosure.

ROCG Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 144

6.	The disclosure on page 144 appears to indicate that ROCG issued a convertible note in an aggregate principal amount of $50 million on January 9, 2023; however, the disclosure on page 248 states Tigo issued a convertible note in an aggregate principal amount of $50 million on January 9, 2023. Please revise your disclosure to address this apparent discrepancy.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we have removed the disclosure in the Amended Registration Statement from ROCG’s Management's Discussion and Analysis to clarify that it was Tigo that issued the convertible note in an aggregate principal amount of $50 million on January 9, 2023 and not ROCG.

The Business Combination

Background of the Business Combination, page 200

7.	We note your response to prior comment 23 that the references to forward purchase agreements (e.g., on pages 16 and 207) are to "transactions that would constitute capital raise transactions under the merger agreement and not transactions currently contemplated by ROCG." Please provide your analysis demonstrating how such agreements comply with Rule 14e-5.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we have revised the disclosure on pages 190 and 191 of the Amended Registration Statement to reflect the requested disclosure.

Sponsors' Prior SPAC Experience, page 214

8.	We note your response to prior comment 37. Please balance your disclosure by including the redemption levels experienced by the other SPACs (in connection with any extension request and/or the business combination) and by describing your management's experience with SPACs that have not yet completed a business combination.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we have updated the disclosure on pages 197 and 198 of the Amended Registration Statement to reflect the requested disclosure.

Material U.S. Federal Income Tax Consequences, page 250

9.	We note your response to prior comment 42. Revised disclosure on page 254 appears to indicate that the opinion to be filed by counsel to Tigo will relate to the tax consequences of the merger to holders of Tigo common stock. Please additionally file an opinion regarding the tax consequences to public shareholders of exercising or not exercising redemption rights.

Company Response: The Company respectfully acknowledges the Staff’s comment and has included the requested opinion by counsel to ROCG in the Amended Registration Statement as Exhibit 8.2.

Certain Relationships and Related Party Transactions

Related Party Loans, page 287

10.	Please update your disclosure to reflect the issuance of the $200,000 promissory note reported on the Form 8-K filed on February 14, 2023.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Amended Registration Statement on pages 134 and 258 in response to the Staff’s comment.

Financial Statements and Supplementary Data, page F-1

11.	Please include financial statements for the year ended December 31, 2022. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

Company Response: The Staff’s comment is noted. We respectfully advise the Staff that we included financial statements for the year ended December 31, 2022 and have updated the financial information throughout the Amended Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Gordon Roth, Chief Financial Officer, Roth CH Acquisition IV Co. Colin J. Diamond, White & Case LLP Laura Katherine Mann, White & Case LLP